As Filed on March 19, 1997
                        Registration No. ________

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.___

Post-Effective Amendment No.___

_______________________________FFTW  FUNDS, INC.______________________________
	             	(Exact Name of Registrant as Specified in Charter)

___________________________200 Park Avenue New York, New York 10166 __________
             		(Address of Principal Executive Offices) (Zip Code)

______________________________(212) 332-5211__________________________________
             		(Registrant's Telephone Number, Including Area Code)

                      				William E. Vastardis, Secretary
                      				FFTW Funds, Inc.
                      				200 Park Avenue
                      				New York, New York 10166

             		(Name and Address of Agent for Service of Process)

                           			Copies to:   	Stephen J. Constantine, President
                                       					FFTW Funds, Inc.
                                       					200 Park Avenue
                                       					New York, New York 10166

William Goodwin, Esq.	                    		Alan M. Trager, President
Dechert Price & Rhoads		                   	AMT Capital Fund, Inc.
30 Rockerfeller Plaza		                    	600 Fifth Avenue, 26th Floor
New York, New York 10112	                  	New York, New York 10020

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective on April 18, 1997, thirty days after filing, pursuant to Rule 488.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940; accordingly no fee is payable herewith. The Registrant filed a Rule 24f-2 Notice for its most recent fiscal year ended December 31, 1996.






                                FFTW FUNDS, INC.
                                  FORM N-14
                       CONTENTS OF REGISTRATION STATEMENT

    This Registration Statement contains the following pages and documents:

                                  Front Cover
                                 Contents Page
                             Cross-Reference Sheet
                            Letters to Shareholders
                           Notice of Special Meeting

                                    PART A

                     Combined Prospectus/Proxy Statement

                                    PART B

                     Statement of Additional Information

                                    PART C

                              Other Information
                                 Signatures
                                  Exhibit



                              FFTW FUNDS, INC.
                     REGISTRATION STATEMENT OF FORM N-14
                            CROSS REFERENCE SHEET

N-14			                             			Location in
Item No.				                         		Registration
Statement

                                       Part A: Information Required In
                                       Prospectus/Proxy Statement



1. Beginning of Registration           Cover Page; Cross Reference Sheet
   Statement and Outside Front
   Cover Page of Prospectus

2. Beginning and Outside Back Cover    Table of Contents
   Page of  Prospectus

3. Synopsis Information and Risk       Synopsis; Principal Risk Factors
   Factors

4. Information About the Transaction   Synopsis; Proposal 1 and Comparative
                                       Expense Table

5. Information About the Registrant    Synopsis; Principal Risk Factors;
                                       Additional Information About FFTW
                                       Funds, Inc. and its Shares; Statement
                                       of Additional Information; Miscellaneous;
                                       Prospectus of Money Market Portfolio, a
                                       Portfolio of FFTW Funds, Inc.

6. Information About the Company
   Being Acquired                      Synopsis; Principal Risk Factors;
                                       Additional Information About AMT Capital
                                       Fund, Inc. and its Shares; Miscellaneous;
                                       Prospectus of Money Market Portfolio, a
                                       Portfolio of AMT Capital Fund, Inc.

7. Voting Information                  Introduction and Voting Information;
                                       Synopsis

8. Interest of Certain Persons and     Introduction and Voting Information:
   Expenses                            Proposal 1 The Plan of Reorganization

9. Additional Information Required for
   Reoffering by Persons Deemed to be
   Underwriters                        Not Applicable

                                       Part B:  Information Required In
                                       Statement of Additional Information

10. Cover Page                         Cover Page

11. Table of Contents                  Table of Contents

12. Additional Information About
    the Registrant                     Statement of Additional Information of
                                       Money Market Portfolio, a Portfolio of
                                       the FFTW Funds, Inc.

13. Additional Information About the
    Company Being Acquired             Statement of Additional Information of
                                       Money Market Portfolio, a Portfolio of
                                       AMT Capital Fund, Inc.


N-14                                   Location in
Item No.	                              Registration Statement

14. Financial Statements		            	Annual Report of AMT
Capital Fund, Inc.

15. Indemnification	                   Indemnification

16. Exhibits	                          Exhibits

17. Undertakings	                      Undertakings




                         Money Market Portfolio 		March   , 1997

                                A Series of
                           AMT Capital Fund, Inc.


Dear Shareholder:

You are cordially invited to attend a Special Meeting of Shareholders (the "Meeting") of the Money Market Portfolio (the "Current Portfolio"), an investment portfolio of AMT Capital Fund, Inc. ("AMT Fund"), to be held on April 28, 1997 at 10:00 a.m. Eastern time at the offices of AMT Fund on the 26th floor, conference room, located at 600 Fifth Avenue, New York, New York 10020.

At this meeting, shareholders will be asked to consider and take action on the proposed reorganization (the "Reorganization") of the Current Portfolio as the new shares of the Money Market Portfolio of FFTW Funds, Inc. ("Successor Portfolio"). The formal Notice of Special Meeting of the Shareholders and the Proxy Statement setting forth in detail the matters to come before the meeting are attached, and a Proxy Card is enclosed for you to complete and return in the pre-addressed, postage-paid envelope provided.

           IT IS IMPORTANT THAT YOU RETURN THE PROXY WHETHER OR NOT
                       YOU PLAN TO ATTEND THIS MEETING.

The proposed Reorganization provides that each shareholder of the Current Portfolio will receive a number of shares of common stock in the new Successor Portfolio equal to the number of shares in the Current Portfolio each such shareholder held. Also, as a part of the Reorganization, the Current Portfolio will transfer all of its assets to the Successor Portfolio. The investment objective, policies, restrictions, risk factors, and investment approach of the Successor Portfolio are similar to those of the Current Portfolio.

The new Advisory Agreement is similar in all material respects to the current Advisory Agreement, except that Fischer Francis Trees & Watts, Inc. ("FFTW") currently the sub-adviser to the Current Portfolio, replaces AMT Capital Advisers, Inc. ("AMT Advisers") as investment adviser and the other differences described herein. FFTW will continue to exercise the same investment management discretion and decision-making authority over the Successor Portfolio it exercised over the Current Portfolio as sub-adviser, except that it will now serve the Successor Portfolio as investment adviser. AMT Capital Services, Inc. will continue to serve as administrator and distributor to the Successor Portfolio.

The Board of Directors of AMT Fund believes that the proposed Reorganization is in the best interests of the shareholders. The Reorganization also will allow shareholders to continue to access the investment management expertise of FFTW after the Current Portfolio ceases operations. The investment advisory fee to be paid by the Successor Portfolio will be substantially lower than that currently paid by the Current Portfolio, and total Portfolio expenses will be substantially lower than the total expenses of the Current Portfolio during its last fiscal year.

At its meeting on March 6, 1997, the Board of Directors approved the proposed Reorganization.

Again, whether or not you expect to attend the meeting, it is important that your shares be represented. Therefore, we urge you to vote FOR each of the proposals contained in the Combined Prospectus/Proxy Statement.

                                             						Sincerely,


                                             						Alan M. Trager
                                             						President


                             MONEY MARKET PORTFOLIO
                                 A Series of
                             AMT CAPITAL FUND, INC.
--------------------------------------------------------------------------------
                     NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            To be held on April 28, 1997
--------------------------------------------------------------------------------

A Special Meeting (the "Meeting") of the Shareholders of the Money Market Portfolio (the "Current Portfolio"), a series of AMT Capital Fund, Inc., a Maryland corporation ("AMT Fund"), will be held on April 28, 1997, at 10:00 a.m. Eastern time at the offices of AMT Fund on the 26th floor, conference room, located at 600 Fifth Avenue, New York, New York 10020, or at such adjourned time as may be necessary for the holders of a majority of Current Portfolio's outstanding shares to vote for the following purposes:

(1) To approve or disapprove the proposed Agreement and Plan of Reorganization by and between AMT Fund, on behalf of its Current Portfolio, and FFTW Funds, Inc. ("FFTW Fund"), on behalf of its newly-created Money Market Portfolio (the "Successor Portfolio"), providing for the transfer of all of the assets, subject to all of the liabilities, of Current Portfolio in exchange for shares of the Successor Portfolio (the "Successor Shares"), and the distribution of such Successor Shares to the shareholders of Current Portfolio in complete liquidation of Current Portfolio, as more fully described in the accompanying Combined Prospectus/Proxy Statement; and

(2) To consider and act upon any other matters that may properly come before the meeting and any adjournments thereof.

The Agreement and Plan of Reorganization, the transactions contemplated thereby and related matters are described in the attached Combined Prospectus/Proxy Statement. A copy of the Agreement and Plan of Reorganization is attached as Appendix A to this Combined Prospectus/Proxy Statement.

   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF
                                 THE PROPOSAL

Only shareholders of record as of the close of business on March , 1997 will be entitled to vote at the meeting and any adjournments thereof.

     YOUR COOPERATION IN PROMPTLY COMPLETING, SIGNING AND RETURNING THE
                    ENCLOSED PROXY WILL BE APPRECIATED.

                               							By order of the Board of Directors,

                               							Alan M. Trager
                               							Chairman of the Board

Place: 600 Fifth Avenue, 26th Floor, New York, New York 10020
Date:  March , 1997


IMPORTANT: We urge you to sign, date and return your proxy in the enclosed envelope which requires no postage and is intended for your convenience. If you attend the meeting, you may vote your shares in person.


  MONEY MARKET PORTFOLIO	                    MONEY MARKET PORTFOLIO
       A Series of 	                              A Series of
  AMT CAPITAL FUND, INC. 	                      FFTW FUNDS, INC.
600 Fifth Avenue, 26th Floor	                  200 Park Avenue
    New York, NY 10020	                       New York, NY 10166
      (212) 332-5211	                           (212) 332-5211


                    COMBINED PROSPECTUS/PROXY STATEMENT

                       ____________________________

                         SOLICITATION OF PROXIES

This Combined Prospectus/Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of AMT Capital Fund, Inc.
(the "AMT Fund") to be voted at a Special Meeting of Shareholders of the Money Market Portfolio (the "Current Portfolio") to be held on April 28, 1997 at 10:00 a.m. Eastern time, at the offices of AMT Fund located at 600 Fifth Avenue, 26th Floor, New York, New York 10020, at any adjournment(s) thereof (the "Meeting").

The purpose of the Meeting is to consider an Agreement and Plan of Reorganization (the "Reorganization Plan") among the AMT Fund, on behalf of its Money Market Portfolio ("Current Portfolio"), and FFTW Funds, Inc. (the "FFTW Fund"), on behalf of its Money Market Portfolio (the "Successor Portfolio"), that would effect the reorganization of the Current Portfolio into the Successor Portfolio and certain transactions and other actions contemplated thereby, as described below (the "Reorganization" or "Proposal 1"). Pursuant to the Reorganization Plan, which has been approved by the Board of Directors of AMT Fund, all of the assets of the Current Portfolio would be acquired by the Successor Portfolio in exchange for shares of common stock (the "Successor Shares") in the new Successor Portfolio and the assumption by Successor Portfolio of all of the liabilities of the Current Portfolio. Such Successor Shares then would be distributed to Current Portfolio shareholders at the rate of one new Successor Share (or fraction thereof) for each share (or fraction thereof) of common stock in the Current Portfolio. As a result of the proposed transactions, each shareholder of the Current Portfolio would receive a number of full or fractional new Successor Shares equal to the number of Current Portfolio shares owned by such Current Portfolio shareholder at the time of the Reorganization. Such new Successor Shares would have an aggregate net asset value on the effective date of the Reorganization equal to the aggregate net asset value of the Current Portfolio shares. A copy of the form of the Reorganization Plan is set forth in Appendix A to this Combined Prospectus/Proxy Statement.

AMT Fund and FFTW Fund are both open-end, investment companies (i.e., mutual funds) incorporated in the state of Maryland. The investment policies and restrictions of the new Successor Portfolio will be similar in all material respects to those of the Current Portfolio. Each of the Current Portfolio and Successor Portfolio has the investment objective of seeking current income, liquidity, and the maintenance of a stable net asset value per share through investments in high quality, short-term obligations.

This Combined Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Successor Portfolio, FFTW Fund, Current Portfolio and AMT Fund, and the transactions contemplated by the proposed Reorganization Plan, that an investor should know before voting on the proposed Reorganization Plan. A copy of the prospectus of the shares of the Successor Portfolio, dated January 23, 1997, is included with this Combined Prospectus/Proxy Statement and is incorporated by reference herein.

A statement of additional information regarding the new Successor Portfolio, dated January 23, 1997, has been filed with the Securities and Exchange Commission (the "Commission"). Copies of this document may be obtained without charge by contacting AMT Capital Services, Inc. at 600 Fifth Avenue, New York, New York 10020 or by telephoning AMT Capital Services, Inc. at 1-800-762-4848.

The prospectus and statement of additional information regarding the Current Portfolio, each dated March 6, 1996, are incorporated by reference herein. A copy of the prospectus of the Current Portfolio and a copy of the statement of additional information of the Current Portfolio each may be obtained without charge by contacting AMT Capital Services, Inc. at 600 Fifth Avenue, New York, New York 10020 or by telephoning AMT Capital Services, Inc. at 1-800-762-4848.

A statement of additional information, dated April , 1997 relating to the proposed transactions and other actions described in this Combined Prospectus/Proxy Statement, including historical financial statements, has been filed with the Commission and is incorporated by reference herein.
Copies of this statement of additional information may be obtained without charge by contacting AMT Capital Services, Inc. at 600 Fifth Avenue, New York, New York 10020 or by telephoning AMT Capital Services, Inc. at 1-800-762-4848.


                            _______________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           __________________________

The date of this Combined Prospectus/Proxy Statement is April  , 1997.



                      COMBINED PROSPECTUS/PROXY STATEMENT

                             TABLE OF CONTENTS

                                                             										Page

Introduction and Voting Information

  	Special Meeting: Voting of Proxies; Adjournment

Synopsis
  	Proposal 1- Approval of the Proposed Agreement and Plan of Reorganization and the Transactions Contemplated Thereby.
  	The Proposed Reorganization
  	Costs and Expenses of the Reorganization
  	Continuation of Shareholder Accounts; Share Certificates
  	Forms of Organization of FFTW Funds, Inc. and AMT Capital Fund, Inc. Operation of the Successor Portfolio Following the Reorganization Purchases of Successor Shares
  	Redemptions
  	Exchanges
  	Dividends and Distributions
  	Advisory and Distribution Fees and Expenses
  	Investment Objective and Policies
  	Federal Income Tax Consequences of the Proposed Reorganization

Principal Risk Factors

Proposal 1- Approval of the Proposed Agreement and Plan of Reorganization
   and the Transactions Contemplated Thereby.
  	Reasons for the Proposed Reorganization
  	Continuity of Portfolio Management
  	Substantially Reduced Investment Advisory Fees
  	Comparative Expense Table
  	Federal Income Tax Consequences of the Proposed Reorganization Pro Forma Capitalization
  	Summation

Description of FFTW Funds, Inc. and the New Successor Portfolio

Description of Administrator

Description of Distributor and Distribution Arrangements

Comparative Information on Shareholder Rights
  	General
  	Shares
  	Management of the Affairs of FFTW Funds, Inc.
  	Shareholder Meetings
  	Liability and Indemnification of Directors and Officers
  	Removal of Directors

Comparative Information on Investment Advisory Agreements

Additional Information about FFTW Funds, Inc. and the Successor Portfolio

Additional Information About AMT Capital Fund, Inc. and the Current Portfolio

Miscellaneous
  	Available Information
  	Legal Matters
  	Financial Statements and Experts

Other Business

Proposals for Future Meetings

Part B
Statement of Additional Information for the Successor Portfolio

Statement of Additional Information Table of Contents

Part C.  Other Information
        	Indemnification
        	Exhibits
        	Signatures

Index to Exhibits Included in Part C

Appendix A:  Agreement and Plan of Reorganization





















                            MONEY MARKET PORTFOLIO

                                A Series of
                            AMT CAPITAL FUND, INC.
                         600 Fifth Avenue, 26th Floor
                              New York, NY 10020

                      COMBINED PROSPECTUS/PROXY STATEMENT

                      Special Meeting of Shareholders to be
                             held on April 28, 1997.

                          ____________________________

                       INTRODUCTION AND VOTING INFORMATION


Special Meeting: Voting of Proxies: Adjournment

This Combined Prospectus/Proxy Statement is being furnished to the shareholders of the Current Portfolio in connection with the solicitation by the Board of Directors of AMT Fund of proxies to be voted at a Special Meeting of Shareholders of the Current Portfolio to be held on April 28, 1997 at 10:00 a.m. Eastern time, at the offices of AMT Fund located at 600 Fifth Avenue, New York 10020 and at any adjournment(s) thereof. The purpose of the Meeting is to approve or disapprove the Reorganization Plan by and between AMT Fund, on behalf of the Current Portfolio, and FFTW Fund, on behalf of the Successor Portfolio, providing for the transfer of all of the assets, subject to all of the liabilities, of Current Portfolio to the Successor Portfolio in exchange for Successor Shares, and the distribution of such Successor Shares to the shareholders of Current Portfolio in complete liquidation of the Current Portfolio, as fully described hereafter in this Combined Prospectus/Proxy Statement; and to consider and act upon any other matters that may properly come before the meeting and any adjournments thereof.

Record holders of shares of common stock of the Current Portfolio at the close of business on March , 1997, the record date, will be entitled to one vote per share and proportionate fractional votes for fractional shares on all business to be presented at the Meeting. On the record date, _____________ shares of common stock of the Current Portfolio were outstanding and entitled to be voted at the meeting. As of the record date there were ____ 5% beneficial shareholders. __________ ("____") holds _______ shares (___ %) of the Current Portfolio as of the record date. ____________. may each be deemed control persons of the Current Portfolio. _______ address is _________________. The officers and Directors of AMT Fund own as a group less than 1% of the Current Portfolio's outstanding shares.

The enclosed form of proxy, if properly executed and returned, will be voted in accordance with the choices specified thereon. If no choice is specified with respect to a proposal, the proxy will be voted in favor of the proposal being considered, and, in the discretion of the proxies named in the proxy card, on any other matter properly brought before the Meeting. The representation in person or by proxy of a majority of the outstanding voting securities of Current Portfolio is necessary to constitute a quorum for voting on the proposals herein. If a quorum is present at the meeting, the approval of the Reorganization Plan will require the affirmative vote of at least a majority of the outstanding voting securities of the Current Portfolio. As defined in the Investment Act of 1940 (the "1940 Act"), the term "majority of the outstanding voting securities" means the vote of the lesser of (i) 67% of the voting shares of the Current Portfolio present in person or by proxy at a meeting where more than 50% of the outstanding voting shares are present in person or by proxy; or (ii) more than 50% of the outstanding voting shares of the Fund (a "1940 Act Majority"). In the event that a quorum is present at the meeting but sufficient votes to approve a proposal are not received, or if a quorum is not present, an affirmative vote of the majority of shares represented at the meeting for adjournment will cause the meeting to be adjourned to permit the further solicitation of proxies. For purposes of establishing a quorum, abstentions and broker non-votes will be treated as shares that are present. Broker "non-votes" are proxies received by the Current Portfolio from brokers or nominees when the broker or nominee has neither received instructions from the beneficial owner or other persons entitled to vote on a particular matter. Abstentions and broker "non-votes" are equivalent to a vote against the proposals.

The Reorganization Plan provides that the expenses of the Reorganization including the costs and expenses incurred in the preparation and mailing of the notice, this Combined Prospectus/Proxy Statement and the proxy, and solicitation of proxies, other than the legal expenses, will be borne by Fischer Francis Trees & Watts, Inc. ("FFTW").

The enclosed proxy is revocable by you at any time prior to the exercise thereof by submitting a written notice of revocation or subsequently executed proxy. Signing and mailing the proxy will not affect your right to give a later proxy or to attend the Meeting and vote your shares in person.

This Proxy Statement, the Notice of Special Meeting of Shareholders and the form of proxy are being first mailed to shareholders on or about April , 1997.

The Board of Directors of AMT Fund has unanimously approved, and recommends that shareholders vote FOR, Proposal 1, Approval of the Agreement and Plan of Reorganization and the transactions contemplated thereby described below.


















                                 SYNOPSIS

The following is a summary of certain information contained elsewhere in this Combined Prospectus/Proxy Statement, the prospectuses of FFTW Fund and AMT Fund and the Reorganization Plan. AMT Fund shareholders should read this entire Combined Prospectus/Proxy Statement carefully.

                                 PROPOSAL 1
     APPROVAL OF THE PROPOSED AGREEMENT AND PLAN OF REORGANIZATION AND THE
                      TRANSACTIONS CONTEMPLATED THEREBY.


The Proposed Reorganization

Current Portfolio shareholders will be asked at the Meeting to vote upon and approve the Reorganization Plan. The Reorganization Plan is set forth in Appendix A to this Combined Prospectus/Proxy Statement. Pursuant to the Reorganization Plan, the Current Portfolio, a series of AMT Fund would effectively be reorganized into the new shares (the "Successor Shares") of the Successor Portfolio, a series of FFTW Fund. The Reorganization Plan sets forth the terms and conditions under which the proposed transactions contemplated by the Reorganization are to be consummated. The Board of Directors of AMT Fund including the Directors who are "non-interested persons" of AMT Fund as that term is defined in Section 2(a)(19) of the 1940 Act (the "AMT Fund Independent Directors"), and the Board of Directors of FFTW Fund including the Directors who are "non-interested persons" of FFTW Fund as that term is defined in Section 2(a)(19) of the 1940 Act (the "FFTW Fund Independent Directors"), have unanimously approved the Reorganization Plan.

The consummation of the transactions contemplated by the proposed Reorganization is subject to a number of conditions set forth in the Reorganization Plan, some of which conditions may be waived by AMT Fund (see "The Proposed Reorganization-- Agreement and Plan of Reorganization" under Proposal 1 below). Among the significant conditions (which may not be waived) are (i) the receipt by AMT Fund and FFTW Fund of an opinion of counsel as to certain Federal income tax aspects of the Reorganization (see "The Proposed Reorganization--Federal Income Tax Consequences of the Proposed Reorganization" under Proposal 1, below) and (ii) the approval of the Reorganization Plan by the affirmative vote of the holders of at least a 1940 Act Majority of the outstanding shares of the Current Portfolio. The Reorganization Plan provides for the acquisition of all of the assets of the Current Portfolio by the Successor Portfolio in exchange for Successor Shares and the assumption by Successor Portfolio of all of the liabilities of the Current Portfolio. The Successor Shares then would be distributed to the Current Portfolio shareholders at a rate of one new Successor Share (or fraction thereof) for each Current Portfolio share (or fraction thereof) held. The aggregate net asset value of a Successor Share received by an Current Portfolio shareholder would be equal to the aggregate net asset value of a share of the Current Portfolio immediately prior to the closing of the Reorganization. The Reorganization is anticipated to occur on April 29, 1997, or such later date as the parties may agree (the "Reorganization Closing Date").

For the reasons set forth below under "The Proposed Reorganization--Reasons for the Proposed Reorganization" under "Proposal 1", AMT Fund's Board, including all of the AMT Fund Directors, has unanimously concluded that the Reorganization would be in the best interest of the Current Portfolio and its shareholders and that the interests of the existing Current Portfolio shareholders would not be diluted as a result of the transactions contemplated by the Reorganization. AMT Fund's Board, therefore, has submitted the Reorganization Plan effecting the Reorganization for approval by the Current Portfolio shareholders at the Meeting, and recommends the approval of the Reorganization Plan.

Costs and Expenses of the Reorganization

The Reorganization Plan provides that FFTW will bear all the costs and expenses of the Reorganization of the Current Portfolio, including professional fees and the costs of the Meeting, such as the costs and expenses incurred in the preparation and mailing of the notice, this Combined Prospectus/Proxy Statement, and the solicitation of proxies. Such costs and expenses to be paid by FFTW will not result in an increase in management or distribution fees payable by the Current Portfolio or the Successor Portfolio (see "Advisory and Distribution Fees and Expenses" below).

Continuation of Shareholder Accounts

As a result of the proposed transactions contemplated by the Reorganization, each Current Portfolio shareholder will cease to be a shareholder of the Current Portfolio and, as described below, will receive Successor Shares at the rate of one Successor Share (or fraction thereof) for each Current Portfolio share (or fraction thereof) held on the Reorganization Closing Date, and the Successor Shares will have an aggregate net asset value equal to the aggregate net asset value of such shareholder's Current Portfolio shares as of the close of business on the Reorganization Closing Date.

The Successor Portfolio will establish accounts for all Current Portfolio shareholders containing the appropriate number of Successor Shares. Receipt of Successor Shares by a Current Portfolio shareholder will be deemed to authorize the Successor Portfolio and its agents to establish for the Current Portfolio shareholder, with respect to the Successor Portfolio, all of the same (i) account options, including telephone redemptions, if any, (ii) dividend and distribution options, and (iii) options for payment that Current Portfolio shareholders had elected previously with respect to the Current Portfolio. Similarly, no further action will be necessary in order to continue any retirement plan currently maintained by a Current Portfolio shareholder, with respect to Successor Shares.

No fees will be imposed in connection with the issuance of Successor Shares to the Current Portfolio shareholders pursuant to the Reorganization.

Forms of Organization of FFTW Fund and AMT Fund

The Successor Portfolio is a newly-created series of FFTW Fund, a Maryland corporation organized on February 23, 1989, and an open-end management investment company registered under the 1940 Act. In addition, FFTW Fund has several other series of shares outstanding; however, only the Successor
Portfolio is involved in the Reorganization.   The operations of FFTW Fund and
the Successor Portfolio are governed by the Articles of Incorporation and By-Laws of FFTW Fund, and by Maryland Law, as applicable.

The Current Portfolio is an investment portfolio of AMT Fund, a Maryland corporation organized on August 3, 1993, and an open-end management investment company registered under the 1940 Act. The operations of AMT Fund and the Current Portfolio are governed by the Articles of Incorporation and By-Laws of AMT Fund, and by Maryland Law, as applicable.

AMT Fund (including the Current Portfolio) and FFTW Fund (including the Successor Portfolio) are also subject to the provisions of the 1940 Act, and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder.

Operation of the Successor Portfolio Following the Reorganization

Upon consummation of the Reorganization, Successor Portfolio will operate in a manner that is similar in all material respects to the current operation of the Current Portfolio. The Successor Portfolio will be governed by the Board of Directors and officers of FFTW Fund. Background information with respect to FFTW Fund's Directors and officers is set forth in Successor Portfolio's statement of additional information, which is available upon request from AMT Capital Services, Inc. ("AMT Services") The responsibilities, powers, and fiduciary duties of the Directors of AMT Fund are substantially similar to those of the Directors of FFTW Fund. FFTW Fund's Directors supervise the business affairs and investments of the Successor Portfolio, which will be managed on a daily basis by Fischer, Francis Trees & Watts, Inc., who will have the same investment management discretion over the new Successor Portfolio as it exercised over the Current Portfolio. AMT Services, serves as administrator and distributor to the Current Portfolio, and will serve as administrator and distributor to the Successor Portfolio. The investment objective, policies, and restrictions of the new Successor Portfolio will be similar in all material respects to those of the Current Portfolio.

Purchases of Successor Shares

The Successor Shares have rights that are substantially similar to the shares currently offered by Current Portfolio. For information regarding the terms under which shares of the Successor Portfolio are offered and applicable distribution charges, see "Purchase of Shares" in the prospectus of the Successor Portfolio.

The Successor Portfolio will have AMT Services as the distributor pursuant to a Distribution Agreement (the "Distribution Agreement") with FFTW Fund. The Distribution Agreement between FFTW Fund and AMT Services is similar in all material respects to the distribution agreement between AMT Services and the AMT Fund.

Redemptions

The Successor Portfolio offers the same redemption rights and privileges currently offered by the Current Portfolio, and such rights and privileges are subject to the same restrictions and procedures currently prescribed by the Current Portfolio. For information regarding redemption of Successor Shares, see "Redemption of Shares" in the prospectus of the Successor Portfolio.

Exchanges

The Current Portfolio does not allow for the exchange of its shares. Shares of the Successor Portfolio may be exchanged for shares of another portfolio in FFTW Fund based on the respective net asset values of the shares involved in the exchange, assuming that shareholders wishing to exchange shares reside in states where its portfolios are qualified for sale. The Successor's Portfolio minimum amounts of $100,000 would still apply. An exchange order is treated the same as a redemption followed by a purchase.

Dividends and Distributions

As is the Current Portfolio's practice, the Successor Portfolio will distribute its net investment income (which is composed of interest income, less expenses) daily and pay such dividends monthly.

Similar to the Current Portfolio's practice, each Successor Portfolio shareholder or its authorized representative will receive an annual statement designating the amount of any dividends and distributions made during the year and their federal tax qualification.

Advisory and Distribution Fees and Expenses

The new Advisory Agreement is substantially similar to the current Advisory Agreement, except that (a) Fischer Francis Trees & Watts, Inc. ("FFTW"), currently the sub-adviser to the Current Portfolio, replaces AMT Capital Advisers, Inc. ("AMT Advisers") as investment adviser, and (b) the aggregate contractual rates payable by the Successor Portfolio for investment advisory services are substantially reduced. FFTW will continue to have the same investment management discretion and decision-making authority over the Successor Portfolio it exercises over the Current Portfolio as sub-adviser, except that it will now serve the Successor Portfolio as investment adviser rather than sub-adviser.

As described below under Proposal 1, the terms of the new Distribution Agreement, with respect to the Successor Portfolio are similar in all material respects to those of the current Distribution Agreement for the Current Portfolio. Accordingly, the aggregate contractual rates payable to AMT Services for distribution services under the new Distribution Agreement will remain the same as that payable to AMT Services under the current Distribution Agreement.

Investment Objective and Policies

Upon consummation of the Reorganization, the investment objective, policies and restrictions of the Successor Portfolio will be similar in all material respects to those of the Current Portfolio. Accordingly, the objective of the Successor Portfolio is to seek current income, liquidity, and the maintenance of a stable net asset value per share through investments in high quality, short-term obligations. The investment objective of the Successor Portfolio is a fundamental policy and may not be changed without the approval of vote of at least a 1940 Act Majority of the outstanding voting securities of the Successor Portfolio. The investment objective, policies, and restrictions of the Successor Portfolio and the investment risks are described under "Investment Objective and Policies" in the prospectus of the Successor Portfolio and under "Investment Objective and Policies" in the statement of additional information of the Successor Portfolio.

Federal Income Tax Consequences of the Proposed Reorganization

The Successor Portfolio and the Current Portfolio will receive, as a condition to the Reorganization, an opinion from Dechert Price & Rhoads, counsel to the Successor Portfolio, to the effect that the proposed Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, no gain or loss generally will be recognized by the Successor Portfolio, the Current Portfolio or their respective shareholders. For additional information regarding the federal income tax consequences of the Proposed Reorganization, see `The Proposed Reorganization--Federal Income Tax Considerations of the Proposed Reorganization" under Proposal 1, below.

                            PRINCIPAL RISK FACTORS

Because the investment objective, policies, and restrictions of the Successor Portfolio are similar in all material respects to those of the Current Portfolio, the risks associated with the particular investment policies and strategies that the Successor Portfolio and the Current Portfolio are authorized to employ also are similar in all material respects. The Successor Portfolio may, at times, invest in excess of 25% of its assets in Domestic Bank Obligations. By concentrating investments in the banking industry, the Successor Portfolio may have a greater exposure to certain risks associated with the banking industry. In particular, economic or regulatory developments in or related to the banking industry will affect the value of and investment return
on the Successor Portfolio's shares.   For additional information regarding the
principal risk factors of investing in the Successor Portfolio, see "Risk Factors and Special Considerations" in the prospectus of the Successor Portfolio.











                                   PROPOSAL 1
     APPROVAL OF THE PROPOSED AGREEMENT AND PLAN OF REORGANIZATION AND THE
                        TRANSACTIONS CONTEMPLATED THEREBY.

On March 6, 1997, the Board of Directors of AMT Fund, including all of the AMT Fund Independent Directors, approved the Reorganization Plan, subject to approval by the shareholders of Current Portfolio. The Reorganization Plan provides for (a) the transfer of all of the assets and liabilities of the Current Portfolio to the newly formed Successor Portfolio, subject to all of the liabilities of Successor Shares, in exchange solely for Successor Shares, and (b) the distribution by the Current Portfolio to its shareholders of Successor Shares in complete liquidation of the Current Portfolio.

As a result of the Reorganization, each shareholder of the Current Portfolio will become a shareholder of the Successor Portfolio and will hold, immediately after the Reorganization Closing Date, the same number of Successor Shares that such shareholder held in the Current Portfolio immediately before the Reorganization Closing Date. The investment objective, policies, restrictions, risk factors, and investment approach of the Successor Portfolio will be similar in all material respects to those of the Current Portfolio. The investment management of the Successor Portfolio will be substantially similar to the Current Portfolio, except that (a) FFTW, currently the sub-adviser to the Current Portfolio, replaces AMT Advisers as investment adviser, and (b) the aggregate contractual rates payable by the Successor Portfolio for investment advisory services would be substantially reduced. FFTW will continue to have the same investment management discretion and decision-making authority over the Successor Portfolio it exercised over the Current Portfolio as sub-adviser, except that it will now serve the Successor Portfolio as investment adviser. AMT Services will serve as administrator and distributor to the Successor Portfolio.

FFTW Fund is a registered investment company, organized as a corporation under the laws of Maryland in February 23, 1989, with its principal place of business at 200 Park Avenue, New York, New York 10166. FFTW Fund offers several other portfolios, of which only the Successor Portfolio is involved in the Reorganization. FFTW Fund recently created the Successor Portfolio into which it is proposed that the Current Portfolio will be reorganized. In the event that shareholders of Current Portfolio do not approve the Reorganization Plan, the Directors of AMT Fund will consider the alternatives available to them.

A copy of the Reorganization Plan is attached to this Combined Prospectus/ Proxy Statement as Appendix A, and the description of the Reorganization Plan herein is qualified in its entirety by reference to Appendix A.

Reasons for the Proposed Reorganization

Continuity of Investment Management. FFTW is responsible for the day-to-day investment management of the Current Portfolio, pursuant to its sub-advisory agreement with AMT Advisers, and is responsible for the Current Portfolio's current track record.

In light of the recent decision by the Directors of the AMT Fund to exit the manager of manager business for small mutual fund portfolios, the Reorganization allows current shareholders to continue to access the investment management expertise of FFTW. Consequently, the transition of FFTW being responsible for the investment management of the Current Portfolio to advising the Successor Portfolio will be uninterrupted.

Substantially Reduced Investment Advisory Fees. Under the current Advisory Agreement, AMT Fund pays AMT Advisers a monthly base fee at the annual rate of 0.25% of the average daily net assets of the Current Portfolio. AMT Advisers pays FFTW pursuant to the Sub-Advisory Agreement a monthly base fee at the annual rate of 0.10% of the average daily net assets of the Current Portfolio, out of its investment advisory fee. Under the new Advisory Agreement between FFTW and FFTW Fund, the Successor Portfolio will pay FFTW a monthly base fee at the annual rate of 0.10% of the average daily net assets of the Successor Portfolio. Accordingly, if the Reorganization is approved, shareholders of the Successor Portfolio would benefit considerably as the investment advisory fees to the Successor Portfolio would only be 0.10%. of the average daily net assets.

AMT Advisers, the investment adviser, AMT Services, the administrator, and FFTW, the sub-adviser, have voluntarily agreed to reimburse the Current Portfolio for "Total Fund Operating Expenses," in excess of 0.40% of its average net assets. FFTW and AMT Services have voluntarily agreed to reimburse the Successor Portfolio for "Total Fund Operating Expenses," in excess of 0.25% of its average net assets. As a result, the total expense ratio of the Successor Portfolio will be substantially lower than that of the Current Portfolio for its most recent fiscal year.

The following table and example provide a comparison of the annual operating expenses (as a percentage of average net assets) the Current Portfolio currently pays and the estimated amounts the Successor Portfolio would pay during its first fiscal year following consummation of the Reorganization:


                             Comparative Expense Table


   	Annual Fund Operating Expenses



                            Current Portfolio        Successor Expense
                            Existing Expense         Estimated Expense

Investment Advisory Fees         0.25% (a)                0.10%

Other Expenses- including        0.15% (b)                0.15% (b)
Administration Fees
(after reimbursement)

Total Operating Expenses         0.40% (b)                0.25% (b)
(after reimbursement)


(a)  This amount includes advisory fees and sub-advisory fees.
(b) This amount reflects voluntary expense reimbursements as explained under the heading Reasons for the Proposed Reorganization. Absent these voluntary expense reimbursements, the ratio of "Other Expenses" to average net assets would have been 0.70% for the Current Portfolio (of which 0.45% is "other expenses"), and is estimated to be 0.45% for the Successor Portfolio.

                                      Example

You would pay the following expenses on a $1,000 investment in each of the Current Portfolio and the Successor Portfolio, assuming (1) 5% annual return and
(2) redemption at the end of each time period.

                     	1 Year	    3 Years	     5 Years	    10 Years

Current Portfolio	     $4	         $13	         $23	        $52

Successor Portfolio 	  $3	          $8	         $14	        $32

These examples should not be considered a representation of future expenses or performance. Actual operating expenses and annual returns may be greater or less than those shown.

Federal Income Tax Consequences of the Proposed Reorganization. The Current Portfolio and AMT Fund will receive, as a condition to the Reorganization, an opinion from Dechert Price & Rhoads, counsel to the Successor Portfolio, to the effect that, based on the facts, assumptions and representations of the parties, for federal income tax purposes: (i) the acquisition by the Successor Portfolio of substantially all of the assets of the Current Portfolio in exchange solely for Successor Shares and the assumption by the Successor Portfolio of the liabilities of the Current Portfolio, followed by the distribution of such Successor Shares to the Current Portfolio shareholders in exchange for their shares of the Current Portfolio in complete liquidation of the Current Portfolio, will constitute a "reorganization" within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and the Successor Portfolio and the Current Portfolio will each be "a party to a reorganization" within the meaning of
Section 368(b) of the Code; (ii) no gain or loss will be recognized to the
Current Portfolio upon the transfer of   all of its assets to the Successor
Portfolio in exchange solely for Successor Shares and the assumption by the Successor Portfolio of the liabilities of the Current Portfolio, or upon the distribution to the target shareholders of such Successor Shares; (iii) the basis of the assets of the Current Portfolio in the hands of the Successor Portfolio will be, in each instance, the same as the basis of those assets in the hands of the Current Portfolio immediately prior to the Reorganization;
(iv) the holding period of the assets of the Current Portfolio in the hands of the Successor Portfolio will include the period during which the assets were held by the Current Portfolio; (v) no gain or loss will be recognized by the Successor Portfolio upon the receipt of the assets of the Current Portfolio in exchange for Successor Shares; (vi) no gain or loss will be recognized by the shareholders of the Current Portfolio upon the receipt of Successor Shares solely in exchange for their shares of the Current Portfolio; (vii) the basis of the Successor Shares received by the shareholders of the Current Portfolio will be the same as the basis of the shares of the Current Portfolio surrendered in exchange therefor; and (viii) the holding period of the Successor Shares received by the shareholders of the Current Portfolio will include the holding period of the shares of the Current Portfolio surrendered in exchange therefore, provided that on the date of the exchange the shares of the Current Portfolio were held as capital assets in the hands of the shareholders of the Current Portfolio.

The foregoing is only intended to be a summary of the principal federal income tax consequences of the Reorganization and should not be considered tax advice. In addition, while it is believed that the foregoing is correct, it is not certain that the U.S. Internal Revenue Service will agree with the conclusions stated above. Shareholders of the Current Portfolio may wish to consult their own tax advisers regarding the federal, state and local tax consequences with respect to the foregoing matters and any other considerations which may be applicable to the shareholders of the Current Portfolio.

Pro Forma Capitalization. The following table shows the capitalization of the Current Portfolio and the Successor Portfolio separately as of March , 1997 (unaudited), and combined in the aggregate on a pro forma basis (unaudited), as of that date giving effect to the Reorganization:


                	Current Portfolio	  Successor Portfolio	  Pro Forma Combined
Net Assets:        	$25,310,484	            $0	                $25,310,484
Net Asset Value
("NAV") Per Share:	 $1.00	                  $0	                $1.00
Shares Outstanding	                         	0

Summation. Based upon the foregoing, AMT Fund's Board of Directors has determined that the Reorganization is in the best interests of the shareholders of the Current Portfolio, and has determined further that the interests of the shareholders will not be diluted as a result of the Reorganization.

In reaching this conclusion, the Board of Directors of AMT Fund considered many factors, including without limitation the following: the compatibility of the investment objective, policies and restrictions of the Successor Portfolio to the Current Portfolio; the advantages of continued access to FFTW's investment management skills; the capabilities and resources of the other proposed service providers in the areas of administration, fund
accounting,    transfer agency, custody, marketing and shareholder servicing, as applicable; the benefits of the lower investment advisory expenses and operating expenses of the Successor Portfolio to shareholders; the terms and conditions of the Reorganization and whether the Reorganization would result in a dilution of shareholder interests; costs to be incurred by the Current Portfolio and the Successor Portfolio in connection with the Reorganization; tax consequences of the Reorganization; the commitment of FFTW and its affiliates to maintain and enhance the business of the Successor Portfolio for the benefit of shareholders of the Successor Portfolio, including former shareholders of the Current Portfolio; and possible alternatives to the Reorganization, including the liquidation of the Current Portfolio.

Description of FFTW Fund and the New Successor Portfolio

FFTW Fund, an open-end registered investment company, was incorporated in the state of Maryland on February 23, 1989. The Successor Portfolio was organized specifically for the purpose of effectuating the Reorganization of the Current Portfolio. Prior to the Reorganization Closing Date, the Successor Portfolio will have no assets (other than a nominal investment by AMT Services as the sole initial shareholder of the Successor Portfolio) and no liabilities. The investment objective, policies, restrictions, risk factors, and investment approach of Successor Portfolio will be similar in all material respects to those of the Current Portfolio at the Reorganization Closing Date. The Successor Portfolio will be advised by FFTW. AMT Services will serve as the administrator and distributor to the Successor Portfolio.

FFTW, the adviser to the Successor Portfolio and currently the sub-adviser to the Current Portfolio, was organized in 1972. FFTW is a registered investment adviser and a New York corporation that currently manages approximately $22 billion in assets entirely in fixed-income portfolios for in excess of 90 major institutional clients including banks, central banks, pension funds and other institutional clients. The average size of a client relationship with FFTW is in excess of $200 million. Over $9 billion of the amount managed is made up of short-term assets constituting institutional reserves. FFTW is also the sub-adviser to two portfolios of two other open-end management investment companies.

The manner in which Successor Shares are distributed and the distribution system will be similar in all material respects for the Current Portfolio. In addition, dividends on Successor Shares are anticipated to be declared and paid on the same basis and at the same times as dividends are paid to shareholders of the Current Portfolio. Further, all rights, privileges and obligations of shareholders existing immediately prior to the reorganization are similar in all material respects to those which shareholders will be entitled as shareholders of the Successor Portfolio.

Description of Administrator

AMT Services will serve as the administrator to the Successor Portfolio pursuant to an Administration Agreement with FFTW Fund, on behalf of the Successor Portfolio, which is similar in all material respects to the current Administration Agreement AMT Services has with the Current Portfolio.

AMT Services will provide administrative services to, and assist in managing and supervising all aspects of, the general day-to-day business activities and operations of the Successor Portfolio other than investment advisory activities, including oversight of custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

AMT Services presently performs such administrative services as administrator responsible for managing all aspects of the Current Portfolio's operations. As administrator to the Current Portfolio, it focuses on selecting, managing, and replacing, if necessary, the other service providers to secure the best services at the best prices available on the market.

Founded in early 1992, AMT Services is a registered broker-dealer whose senior managers are former officers of Morgan Stanley and The Vanguard Group of Investment Companies ("Vanguard"), where they were responsible for the administration and distribution of The Pierpont Funds, a $5 billion fund complex now owned by J.P. Morgan, and the private label administration group of Vanguard, which administered nearly $10 billion in assets in the aggregate for 45 portfolios.

Description of Distributor and Distribution Arrangements

AMT Services will also serve as the distributor to the Successor Portfolio under the Distribution Agreement with FFTW Fund. FFTW Fund's Distribution Agreement with AMT Services relating to the Successor Shares is similar in all material respects to AMT Fund's Distribution Agreement with AMT Services currently in place for the Current Portfolio.

Comparative Information on Shareholder Rights

General. AMT Fund and FFTW Fund are both Maryland corporations. AMT Fund is an open-end registered investment company governed by its Articles of Incorporation, as amended and restated, its By-Laws and applicable Maryland law. FFTW Fund is governed by its Articles of Incorporation, its By-Laws, and applicable Maryland law. The business and affairs of each of the Current Portfolio and the Successor Portfolio are managed under the direction of their respective Boards of Directors.

Shares. The number of authorized shares of common stock of the AMT Fund is Two Billion Five Hundred Million (2,500,000,000). The number of authorized shares of common stock of the FFTW Fund is One Billion (1,000,000,000). Under the Articles of Incorporation of both FFTW Fund and AMT Fund the Board of Directors may, without shareholder approval, provide for the issuance of additional sub-classes of Common Stock of a particular class or portfolio with such preferences, conversions or other rights and characteristics as shall be determined by resolution of the Board of Directors.

Management of the Affairs of FFTW Fund.. FFTW Fund and AMT Fund may suspend redemptions in such manner as may be approved from time to time by or pursuant to the discretion of the Board of Directors during any period (i) during which the New York Stock Exchange is closed other than customary weekend and holiday closing, (ii) during which trading on the New York Stock Exchange is restricted,
(iii) during which an emergency exists as a result of which disposal by the applicable Fund of securities owned by such class is not reasonably practicable or it is not reasonably practicable for the applicable Fund fairly to determine the value for the net assets of such class, or (iv) during any other period when the Securities and Exchange Commission (or any succeeding governmental authority) may for the protection of security holders of the applicable Fund by order permit suspension of the right of redemption or postponement of the date of payment on redemption.

Shareholder Meetings. Neither AMT Fund nor FFTW Fund is required to hold annual meetings of shareholders, but are required to hold meetings of shareholders for purposes of voting on certain matters as required under the 1940 Act.

Liability and Indemnification of Directors and Officers. Both AMT Fund and FFTW Fund provide for the indemnification of their directors and officers to the full extent permitted by Maryland General Corporation Law.

The foregoing is only a summary of certain characteristics of the operations of AMT Fund and FFTW Fund, their Articles of Incorporation, By-Laws and Maryland law. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of Maryland law directly for a more thorough description.

Comparative Information on Investment Advisory Agreements

The duties and obligations of the investment adviser outlined under the current and new Investment Advisory Agreements are similar in all material respects.
The new Investment Advisory Agreement was approved by the Board of Directors of the FFTW Fund, including a majority of FFTW Fund's Independent Directors on November 6, 1996 on behalf of the Successor Portfolio, and by the sole shareholder of the Successor Portfolio on January 21, 1997. The new Investment Advisory Agreement will continue until November 6, 1998 and from year to year thereafter provided that such continuance is specifically approved at least annually in the same manner as the current Investment Advisory Agreement. The new Investment Advisory Agreement is similar in all material respects to the current Investment Advisory agreement and is terminable at any time without penalty by a majority of FFTW Fund's Independent Directors or by vote of a majority of the outstanding shares (as defined in the 1940 Act) of the Successor Portfolio on 60 days' written notice to FFTW and by FFTW on 60 days' written notice to FFTW Fund.

THE DIRECTORS, INCLUDING THE INDEPENDENT AMT FUND DIRECTORS, RECOMMEND THAT SHAREHOLDERS VOTE "FOR" PROPOSAL 1 AND ANY UNMARKED PROXIES WILL BE SO VOTED.

Additional Information About FFTW Fund  and the Successor Portfolio

Additional information about FFTW Fund is included in the prospectus of the Successor Portfolio dated January 23, 1997 (the "Successor Portfolio Prospectus"). A copy of the Successor Portfolio Prospectus has been filed with the Securities and Exchange Commission (the "Commission") and is enclosed herewith and is incorporated by reference. Additional copies may be obtained without charge by contacting AMT Services at 600 Fifth Avenue, New York, New York 10020 or by telephoning AMT Services at 1-800-762-4848. Further information about AMT Fund is included in the statement of additional information for the Successor Portfolio, dated January 23, 1997, which also has been filed with the Commission and may be obtained without charge by contacting AMT Services at 600 Fifth Avenue, New York, New York 10020 or by telephoning AMT Services at 1-800-762-4848 and is incorporated by reference herein.

Additional Information About AMT Fund and the Current  Portfolio

Additional information about AMT Fund is included in the prospectus of the Current Portfolio and statement of additional information each dated March 6, 1996. A copy of the Current Portfolio prospectus may be obtained without charge by contacting AMT Services at 600 Fifth Avenue, New York, New York 10020 or by telephoning AMT Services at 1-800-762-4848 and is incorporated by reference herein. Further information about AMT Fund is included in the statement of additional information of the Current Portfolio, dated March 6, 1996, relating to the proposed transactions and other actions described in this Combined Prospectus/Proxy Statement, including financial statements, and has been filed with the Commission. This statement of additional information may be obtained without charge by contacting AMT Services at 600 Fifth Avenue, New York, New York 10020 or by telephoning AMT Services at 1-800-762-4848 and is incorporated by reference herein.

Miscellaneous

Available Information

FFTW Fund and AMT Fund are each registered under the 1940 Act and are subject to the informational requirements of the 1940 Act and, in accordance therewith, each files reports, proxy materials, and other information with the Commission. Such reports, proxy materials and other information may be inspected at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also may be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

Legal Matters

Certain legal matters in connection with the issuance of the shares of the Successor will be passed upon by Dechert Price & Rhoads, 30 Rockerfeller Plaza, New York, New York 10022. Dechert Price & Rhoads will render an opinion as to certain Federal income tax consequences of the Reorganization.

Financial Statements and Experts

The audited financial statements of the AMT Fund included in the statement of additional information related to this Combined Prospectus/Proxy Statement (the "SAI") have been audited by Ernst & Young LLP, independent auditors, for the period indicated in the report of independent auditors thereon which appears in the SAI. Copies of these financial statements as included in the SAI may be obtained without charge by contacting AMT Services at 600 Fifth Avenue, New York, New York 10020 or by telephoning AMT Services at 1-800-762-4848. There are no financial statements for the Successor Portfolio since it has not yet commenced operations.


                               	OTHER BUSINESS

The Directors know of no other business to be brought before the Meeting. However, if any other matters properly come before the Meeting, proxies will be voted in accordance with the judgment of the Board of Directors.

Proposals for Future Meetings

As a Maryland corporation, FFTW Fund is not required to hold annual Shareholder meetings in any year in which no meeting is required under the 1940 Act. Consequently, FFTW Fund does not intend to hold annual shareholder meetings each year, but meetings may be called by the Directors from time to time. Proposals of shareholders that are intended to be presented at a future shareholder meeting must be received by FFTW Fund by a reasonable time prior to FFTW Fund's mailing of information statements relating to such meeting.


                                       			By Order of the Board of Directors


                                   							William E. Vastardis, Secretary


















                          MONEY MARKET PORTFOLIO

                              A SERIES OF
                          AMT CAPITAL FUND, INC.

PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS
DATE: April 28, 1997

   	THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF AMT CAPITAL FUND, INC. ("AMT Fund") for use at a special meeting of the shareholders of the Money Market Portfolio ("Current Portfolio") a series of AMT Fund, which meeting will be held at 10:00 a.m. at the offices of AMT Fund located at 600 Fifth Avenue New York, New York 10020, and any adjournments thereof (the "Meeting").

   	The undersigned shareholder of Current Portfolio, revoking any and all previous proxies heretofore given for shares of Current Portfolio held by the undersigned ("Shares"), does hereby appoint Carla E. Dearing and William E. Vastardis, or either of them, with full power of substitution to each, to be the attorneys and proxies of the undersigned (the "Proxies"), to attend the Meeting of the shareholders of Current Portfolio, and to represent and direct the voting interest represented by the undersigned as of the record date for said Meeting for the Proposals specified below.

	This proxy, if properly executed, will be voted in the manner as directed herein by the undersigned shareholder. Unless otherwise specified below in the squares provided, the undersigned's vote will be cast "FOR" Proposal One. In their discretion, the Proxies are authorized to transact and vote upon such other matters and business as may come before the meeting or any adjournments thereof.

Proposal One.	To approve the Agreement and Plan of Reorganization by and
              between AMT Fund, on behalf of its Current Portfolio, and FFTW Funds, Inc. ("FFTW Fund"), on behalf of its newly-created Money Market Portfolio (the "Successor Portfolio"), providing for the transfer of all of the assets, subject to all of the liabilities, of Current Portfolio in exchange for shares of the Successor Portfolio (the "Successor Shares"), and the distribution of such Successor Shares to the shareholders of Current Portfolio in complete liquidation of Current Portfolio.

              FOR [     ]      AGAINST  [     ]      ABSTAIN   [     ]

Proposal Two. To transact such other business as properly may come before the
              Meeting or any adjournment(s)  thereof.

 	 	To avoid adjourning the Meeting to a subsequent date, please return this proxy in the enclosed self-addressed, postage-paid envelope.  THIS PROXY IS
SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF AMT FUND, WHICH RECOMMENDS A
VOTE FOR PROPOSAL ONE.

                                                   	Dated: April  __, 1997


                                               ______________________________
                                                   Signature of Shareholder

                                               ______________________________
                                                   Signature of Shareholder

This proxy may be revoked by the shareholder(s) at any time prior to the special meeting.

NOTE: Please sign exactly as your name appears hereon. If shares are registered in more than one name, all registered shareholders should sign this proxy; but if one shareholder signs, this signature binds the other shareholder. When signing as an attorney, executor, administrator, agent, trustee, or guardian, or custodian for a minor, please give full title as such. If a corporation, please sign in full corporate name by an authorized person. If a partnership, please sign in partnership name by an authorized person.










                                 PART B

























                            MONEY MARKET PORTFOLIO

                                 A SERIES OF
                               FFTW FUNDS, INC.
                               200 Park Avenue
                              New York, NY 10166
                               (212) 332-5211

                               ________________

                      STATEMENT OF ADDITIONAL INFORMATION

This statement of additional information is not a prospectus and should be read in conjunction with the Combined Prospectus/Proxy Statement dated April , 1997 (the "Combined Prospectus/Proxy Statement"), for the special meeting of shareholders of the Current Portfolio, a series of AMT Fund, an open-end management investment company, to be held on April 28, 1997 (the "Meeting").

The Combined Prospectus/Proxy Statement describes certain transactions and other actions contemplated by the Reorganization Plan pursuant to which all of the assets of Current Portfolio, a series of AMT Fund would be acquired by Successor Portfolio, a portfolio of FFTW Fund, in exchange for shares of the Successor Portfolio and the assumption by the Successor Portfolio of all of the liabilities of the Current Portfolio. As described in the Combined Prospectus/Proxy Statement, Successor Portfolio has an investment objective and investment policies that are similar in all material respects to the Current Portfolio. The Combined Prospectus/Proxy Statement also describes a new Advisory Agreement between Successor Portfolio and FFTW Fund, a new Distribution Agreement between the Successor Portfolio and AMT Services, and a new Administration Agreement between the Successor Portfolio and AMT Services. The shareholders of Current Portfolio are being requested to approve the Reorganization Plan and the transactions contemplated thereby at the Meeting.

Pro forma financial statements are not presented herewith inasmuch as the Reorganization Plan does not involve a change in the net assets of Current Portfolio or the net asset value of Current Portfolio shares. Pursuant to the Reorganization Plan shares will be exchanged at the same net asset value, and the number of outstanding Successor Shares immediately following the Reorganization will be the same as the number of Current Portfolio Shares outstanding immediately prior to the Reorganization. The capitalization of the Successor Portfolio will be the same as the Current Portfolio and Successor Portfolio will report its financial highlights and per share data in the same form as Current Portfolio. The annual report of the Current Portfolio for its fiscal year ended December 31, 1996 was filed on February 28, 1997 with the Securities and Exchange Commission electronically on Form N30B-2, and is incorporated by reference into this Statement of Additional Information.

The Combined Prospectus/Proxy Statement may be obtained without charge from AMT Services, the Distributor for the Successor Portfolio at 600 Fifth Avenue, New York, New York 10020 or by telephoning AMT Services at 800-762-4848. This statement of additional information contains additional and more detailed information about the operations and activities of AMT Fund and FFTW Fund and the operations and activities of Current Portfolio and Successor Portfolio.

The date of this statement of additional information is April  , 1997.









                      STATEMENT OF ADDITIONAL INFORMATION

                               TABLE OF CONTENTS

Statement of Additional Information of
Successor Portfolio, a series of
FFTW Funds, Inc.
dated January 23, 1997

Statement of Additional Information of
Current Portfolio, a series of
AMT Capital Fund, Inc.
dated March 6, 1996

Annual Report of  AMT Capital Fund, Inc.
including the Current Portfolio,
dated December 31, 1996

Annual Report of FFTW Funds, Inc.
including the Successor Portfolio
dated December 31, 1996






















                                   PART C





















                              FFTW FUNDS, INC.

                           MONEY MARKET PORTFOLIO

                          PART C. OTHER INFORMATION


Item 15.		Indemnification

The Registrant shall indemnify directors, officers, employees and agents of the Registrant against judgments, fines, settlements and expenses to the fullest extent allowed, and in the manner provided, by applicable federal and Maryland law, including Section 17(h) and (i) of the Investment Company Act of 1940.


Item 16. 		Exhibits

(1)    	Articles of Incorporation, dated February 23, 1989, previously filed as Exhibit 1 to Registrant's Registration Statement on Form N-1A and
        incorporated herein by reference.
(1a)	   Articles of Amendment, dated July 1, 1991, previously filed as
        Exhibit 1(a) to Post-Effective Amendment No. 4 to Registrant's
        Registration Statement on Form N-1A and incorporated herein by reference.
(1b)	   Articles of Amendment, dated July 26, 1991, previously filed as
        Exhibit 1(a) to Post-Effective Amendment No. 5 to Registrant's
        Registration Statement on Form N-1A and incorporated herein by reference.
(1c)	   Articles Supplementary, dated February 16, 1993, previously filed as
        Exhibit 1(c) to Post-Effective Amendment No. 10 to Registrant's
        Registration Statement on Form N-1A and incorporated herein by reference.
(1d)	   Articles of Amendment, dated August 17, 1995, previously filed as
        Exhibit 1(d) to Post-Effective Amendment No. 20 to Registrant's
        Registration Statement on Form N-1A and incorporated herein by reference.
(1e)	   Articles of Amendment, dated December 11, 1996 previously filed as
        Exhibit 1(e) to Post-Effective Amendment No. 20 to Registrant's
        Registration Statement on Form N-1A and incorporated herein by reference.
(2)	    By-laws, previously filed as Exhibit 2 to Registrant's Registration
        Statement on Form N-1A and incorporated herein by reference.
(3)   		Not Applicable.
(4)  	  Form of Agreement and Plan of Reorganization annexed hereto as
        Appendix A, filed herewith on Form N-14 to the Registrant's
        Registration Statement.
(5)   		Not Applicable.
(6)(a) 	Advisory Agreement between the Registrant (for the Money Market
        Portfolio) and Fischer Francis Trees & Watts, Inc., dated November
        6, 1996, previously filed as Exhibit 5(r) to Post-Effective
        Amendment No. 20 to Registrant's Registration Statement on Form N-1A
        and incorporated herein by reference.
(7)(a) 	Distribution Agreement between the Registrant and AMT Capital
        Services, Inc., dated February 1, 1995 previously filed as Exhibit
        6a to Post-Effective Amendment No. 16 to Registrant's Registration
        Statement on Form N-1A and incorporated by reference herein.
(8) 	  	Not Applicable.
(9) 	  	Custodian Agreement between Registrant and Investors Bank & Trust
        Company, dated January 10, 1994, previously filed as Exhibit 8(d) to
        Post-Effective Amendment No. 13 to Registrant's Registration
        Statement on Form N-1A and incorporated herein by reference.
(10)	  	Not Applicable.
(11) 		 Opinion and Consent of Dechert Price & Rhoads filed herewith.
(12) 	  Opinion of Dechert Price & Rhoads regarding certain tax matters and consequences to shareholders to be filed.
(13) 		 Transfer Agency and Service Agreement between Registrant and
        Investors Bank & Trust Company, dated November 27, 1992, previously filed as Exhibit 8(c) to Post-Effective Amendment No. 9 to
        Registrant's Registration Statement on Form N-1A and incorporated herein by reference.
(14)   	Consents of Ernst & Young LLP independent auditors for the Current and Successor Portfolios to be filed.
(15) 		 There are no financial statements omitted pursuant to Item 14(a)(1).
(16) 	 	Not applicable.
(17) 		 Rule 24f-2 notice previously filed on February 28, 1997 and incorporated herein by reference.


Item 17.	 Undertakings

         	(a)	The undersigned Registrant agrees that prior to any public
          reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items if the applicable form.

          (b)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (a), above, will be filed as part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

          (c)	The Registrant hereby undertakes to file, by post-effective
          amendment, an opinion of counsel or a copy of an IRS ruling supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion or ruling.


                                 	SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 19th day of March, 1997.


                                          							FFTW FUNDS, INC.


                                           						By: /s/ Onder John Olcay
                                   					       	 Onder John Olcay
                                          						 Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature			               		Title		                           Date

/s/ Stephen J. Constantine			President and Director	        March 19, 1997
Stephen J. Constantine

/s/ Onder John Olcay         Chairman of the Board,	        March 19, 1997
Onder John Olcay	          		Chief Executive Officer

/s/John C Head III	        		Director		                     March 19, 1997
John C Head III

/s/Lawrence B. Krause			     Director		                     March 19, 1997
Lawrence B. Krause

/s/Paul Meek				             Director		                     March 19, 1997
Paul Meek

/s/Stephen  P. Casper			     Treasurer 	                    March 19, 1997
Stephen  P. Casper











INDEX TO EXHIBITS INCLUDED IN PART C

Exhibit 11	Opinion and Consent of Dechert Price & Rhoads






                                Appendix A
                       Agreement and Plan of Reorganization


    	THIS AGREEMENT AND PLAN OF REORGANIZATION made this _____ day of March, 1997, by and between the AMT Capital Fund, Inc., a Maryland corporation ("AMT Fund"), on behalf of the Money Market Portfolio, a separate series of the AMT Fund (the "Current Portfolio"), and FFTW Funds, Inc., a Maryland corporation ("FFTW Fund"), on behalf of its Money Market Portfolio, a separate series of the FFTW Fund (the "Successor Portfolio").

    	WITNESSETH:

    	WHEREAS, the AMT Fund and the FFTW Fund are open-end, registered investment companies of the management type;

    	WHEREAS, the AMT Fund is authorized to issue its shares of common stock, and the FFTW Fund is authorized to issue its shares of common stock, in separate series, each of which maintains a separate and distinct portfolio of assets;

    	WHEREAS, the Current Portfolio is the only portfolio of the AMT Fund; the Successor Portfolio is one separate series of the FFTW Fund;

    	WHEREAS, the Current Portfolio owns securities which are assets of the character in which the Successor Portfolio is permitted to invest;

    	WHEREAS, AMT Fund wishes to effect a transfer of all of the assets and liabilities of the Current Portfolio to the Successor Portfolio;

    	WHEREAS, the Board of Directors of the AMT Fund has (a) pursuant to
Section 3-105(b) of the Maryland General Corporation Law of the State of Maryland, declared that the transfer of all of the assets and liabilities of the Current Portfolio to the Successor Portfolio is advisable on substantially the terms and conditions set forth herein and has directed that such proposed transaction be submitted for consideration at either an annual or special meeting of the Current Portfolio's shareholders, (b) determined that such transaction is in the best interests of the Current Portfolio and its shareholders, and that the interests of the existing shareholders of the Current Portfolio would not be diluted as a result of this transaction, and
(c) determined that subsequent to the consummation of the transaction contemplated by this Agreement the Current Portfolio will cease operations;

    	WHEREAS, the Board of Directors of the FFTW Fund has determined that the transfer of all of the assets and liabilities of the Current Portfolio to the Successor Portfolio is in the best interest of the Successor Portfolio and its shareholders (it being understood that AMT Capital Services, Inc. is the sole shareholder of the Successor Portfolio prior to the consummation of the Reorganization); and

    	WHEREAS, the parties hereto intend to provide for the reorganization of the Current Portfolio through the transfer to the Successor Portfolio of all of the assets, subject to all of the liabilities, of the Current Portfolio in exchange for voting shares of common stock, $0.001 par value, of the Successor Portfolio (the "Successor Portfolio Shares"), the dissolution of the Current Portfolio and the distribution to the Current Portfolio shareholders of such Successor Portfolio Shares, all pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

    	NOW THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

     1.	Plan of Reorganization and Liquidation

    	(a) The AMT Fund, on behalf of the Current Portfolio, shall transfer to the Successor Portfolio at the closing provided for in Section 2 (the
"Closing") all of the then existing assets of the Current Portfolio of every kind and nature. In consideration therefor, the Successor Portfolio shall at the Closing (i) assume all of the Current Portfolio's liabilities then existing, whether absolute, accrued, contingent or otherwise and (ii) deliver to the Current Portfolio that number of full and fractional Successor
Portfolio shares equal to the number of full and fractional shares of the Current Portfolio then outstanding. The number of shares of the Current Portfolio issued and outstanding and the number of Successor Portfolio Shares to be issued to the Current Portfolio shall be determined by Investors Bank & Trust Company ("IBT"), the fund accounting agent to the Current Portfolio at 4:00 p.m., Eastern Time, on the Closing Date (as defined in Section 2 herein) after the declaration of any dividends on that date. IBT's determination shall be conclusive and binding on the Current Portfolio, the Successor Portfolio and their respective shareholders.

    	(b) Upon consummation of the transactions described in paragraph (a) of this Section 1, the Current Portfolio shall distribute in complete liquidation to its shareholders of record as of the Closing Date (on a pro rata basis) the Successor Portfolio Shares that were received by the Current Portfolio. Such distribution and liquidation shall be accomplished by the establishment of an open account on the share records of the Successor Portfolio in the name of each shareholder of the Current Portfolio representing a number of Successor Portfolio Shares equal to the number of shares of the Current Portfolio owned of record by the shareholder at the Closing Date.

    	(c) After the Closing Date, the Current Portfolio shall not conduct any business except in connection with its liquidation.

    	(d) Any reporting responsibility of the AMT Fund including (but not limited to) the responsibility for any periods ending on or before the Closing Date for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "SEC"), any state securities commission, and any federal, state, or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the AMT Fund.

    	2. Closing and Closing Date. The Closing shall occur at the offices of the AMT Fund, 600 Fifth Avenue, 26th floor, New York, New York, 10020 at 4:00 p.m., Eastern Time, on April 29, 1997, or at such later time and date, or at such other location, as the parties may mutually agree (the "Closing Date").
All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided.

    	2.1	Portfolio securities held by the Current Portfolio and represented by a certificate or written instrument shall be made available by the AMT Fund or on its behalf to the custodian of the Successor Portfolio for examination no later than five (5) business days preceding the Closing date. Such portfolio securities (together with any cash or other assets) shall be delivered by the Current Portfolio to the custodian for the account of the Successor Portfolio on or before the Closing Date in conformity with applicable custody provisions under the Investment Company Act of 1940 (the
"1940 Act") and duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof. Portfolio securities and instruments deposited with a securities depository shall be delivered by book entry in accordance with customary practices of such depositories and the custodian.
All necessary taxes including without limitation all necessary federal and state stock transfer stamps shall have been paid prior to delivery. The cash delivered shall be in the form of a Federal Funds wire, payable to the order of "Investors Bank & Trust Company, Custodian for the FFTW Fund: Money Market Portfolio."

    	3.	Representations and Warranties.

    	3.1  The AMT Fund represents and warrants to the FFTW Fund as follows:

    	(a) The AMT Fund is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland and the Current Portfolio is a series of the AMT Fund;

    	(b) The AMT Fund is a registered open-end investment company and its registration with the SEC as an investment company under the 1940 Act and the registration of its shares under the Securities Act of 1933 (the "1933 Act") are in full force and effect;

    	(c) The AMT Fund is not, and the execution, delivery and performance of the Agreement will not result, in a material violation of the AMT Fund's Articles of Incorporation or By-Laws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the AMT Fund is a party or by which it is bound;

    	(d) The AMT Fund has no material contracts or other commitments (other than this Agreement) which will be terminated prior to the Closing Date where such termination will result in any liability to the Current Portfolio not reflected on the Current Portfolio's balance sheet other than liabilities in the ordinary course of business incurred subsequent to December 31, 1996 or otherwise disclosed to the FFTW Fund;

    	(e) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the AMT Fund or any properties or assets held by it. The AMT Fund knows of no facts which might form the basis for the institution of any such proceedings which would materially and adversely affect its business and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

    	(f) The Statement of Assets and Liabilities of the Current Portfolio at December 31, 1996 has been audited by Ernst & Young LLP and is in accordance with generally accepted accounting principles ("GAAP") consistently applied, and such statement (a copy of which has been furnished to the FFTW Fund) presents fairly, in all material respects, the financial position of the Current Portfolio as of such date in accordance with GAAP, and there are no known contingent liabilities of the Current Portfolio required to be reflected on the balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein;

    	(g) Since December 31, 1996, there has not been any material adverse change in the financial condition of the Current Portfolio assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Current Portfolio of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Successor Portfolio;

    	(h) At the Closing Date all material federal and other tax returns and reports of the Current Portfolio required by law to have been filed by such date shall have been filed and are or will be correct and, to the best of the AMT Fund's knowledge, all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the AMT Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

    	(i) For each taxable year of operation since inception (including the taxable year including the Closing Date) the Current Portfolio has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such, has been eligible to and has computed its federal income tax under Section 852 of the Code;

    	(j) No facts have come to the attention of the AMT Fund which have led the AMT Fund to conclude that the Current Portfolio will fail to qualify as a regulated investment company under Subchapter M for the taxable year that includes the Closing Date;

    	(k) All issued and outstanding shares of the Current Portfolio are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Current Portfolio, will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent. The Current Portfolio does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Current Portfolio, nor is there outstanding any security convertible into any shares of the Current Portfolio;

    	(l) At the Closing Date, the AMT Fund will have good and valid title to the Current Portfolio's assets to be transferred to the Successor Portfolio and full right, power, and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery and payment for such assets, the FFTW Fund will acquire good and valid title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than, in each case, as disclosed to the FFTW Fund or as permitted by the then current prospectus of the Current Portfolio;

    	(m) The execution, delivery and performance of this Agreement has been duly authorized prior to the Closing Date by all necessary action on the part of AMT Fund's Board of Directors, and, subject to the approval of the shareholders of the Current Portfolio, this Agreement constitutes a valid and binding obligation of the AMT Fund, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent, transfer, reorganization, moratorium and similar laws relating to or affecting creditors' rights and to general equity principles; and

    	(n) The information to be furnished by the AMT Fund for use in registration statements or proxy materials or for use in any other document filed or to be filed with any federal, state or local regulatory authority (including the National Association of Securities Dealers, Inc.) which may be necessary in connection with the transaction contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and the laws and regulations thereunder applicable thereto.

    	3.2  The FFTW Fund represents and warrants to the AMT Fund as follows:

    	(a) The FFTW Fund is a corporation duly formed, validly existing and in good standing under the laws of the State of Maryland and the Successor Portfolio is a series of the FFTW Fund;

    	(b) The FFTW Fund is a registered open-end investment company and its registration with the SEC as an investment company under the 1940 Act, and the registration of its shares under the 1933 Act, are in full force and effect;

    	(c) The current prospectus and statement of additional information of the FFTW Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the SEC thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

    	(d) At the Closing Date, the FFTW Fund will have good and marketable title to its assets;

    	(e) The FFTW Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of the FFTW Fund's Articles of Incorporation or By-Laws or any material agreement, indenture, instrument, contract, lease or other undertaking to which the FFTW Fund is a party or by which it is bound;

    	(f) The information to be furnished by the FFTW Fund for use in proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

    	(g) FFTW Fund has no material contracts or other commitments (other than this Agreement) which will be terminated prior to the Closing Date where such termination will result in any liability to the Successor Portfolio other than liabilities disclosed to the AMT Fund;

    	(h) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the FFTW Fund or any properties or assets held by it. The FFTW Fund knows of no facts which might form the basis for the institution of any such proceedings which would materially and adversely affect its business and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

    	(i) Any and all issued and outstanding shares of the Successor Portfolio are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Successor Portfolio does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Successor Portfolio, nor is there outstanding any security convertible into any shares of the Successor Portfolio;

    	(j) The execution, delivery and performance of this Agreement have been duly authorized prior to the Closing Date by all necessary action on the part of the FFTW Fund's Board of Directors, and this Agreement constitutes a valid and binding obligation of the FFTW Fund, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors' rights and to general equity principles; and

    	(k) At the Closing Date, all material federal and other tax returns and reports of the Successor Portfolio required by law to have been filed by such date shall have been filed and are or will be correct and, to the best of the FFTW Fund's knowledge, all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the FFTW Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

    	4. Conditions Precedent. The obligations of the FFTW Fund and the AMT Fund to effect the transactions contemplated hereunder shall be subject to the satisfaction of each of the following conditions:

    	(a) All filings shall have been made with, and all authority and orders shall have been received from, the SEC and state securities commissions as may be necessary in the opinion of Dechert Price & Rhoads, counsel to the Successor Portfolio and to the Current Portfolio, to permit the parties to carry out the transactions contemplated by this Agreement;

    	(b) The investment objective and permitted investments of the Successor Portfolio are substantially similar to the Current Portfolio and the annual rate of investment advisory fee of the Successor Portfolio is not greater than 0.10% of average daily net assets;

    	(c) The FFTW Fund and the AMT Fund shall have received an opinion of Dechert Price & Rhoads substantially to the effect that, based on the facts, assumptions and representations of the parties, the transaction contemplated by this Agreement constitutes a tax free organization for federal income tax purposes and as a result no gain or loss will be recognized by FFTW Fund, the AMT Fund or the shareholders of the Current Portfolio as a result of such Transaction;

    	(d) This Agreement and Plan of Reorganization and the reorganization contemplated hereby shall have been approved by the Board of Directors of the AMT Fund and by the Board of Directors of the FFTW Fund and shall have been recommended for approval to the shareholders of the Current Portfolio by the AMT Fund's Board of Directors;

    	(e) This Agreement and Plan of Reorganization and the reorganization contemplated hereby shall have been approved by the affirmative vote of holders of the outstanding shares of common stock of the Current Portfolio representing at least a majority of all of the outstanding shares of the Current Portfolio;

    	(f) The FFTW Fund, on behalf of the Successor Portfolio, shall have entered into an Investment Advisory Agreement with Fischer Francis Trees & Watts, Inc. ("FFTW") and a Distribution Agreement with AMT Capital Services, Inc. ("AMT Services"), such Agreements to be in each case similar in form and substance to the respective Agreement in effect at the Closing Date between the AMT Fund, on behalf of the Current Portfolio, and AMT Capital Advisers, Inc. (in the case of the Investment Advisory Agreement and in such case, other than the provision setting forth the rate of the investment advisory fee) or AMT Services (in the case of the Distribution Agreement), which Agreements have been approved by the Board of Directors of the FFTW Fund and, to the extent required by law, by the members of the Board of Directors who are not "interested persons," as defined in the 1940 Act, of FFTW Fund, as well as by the shareholders of the Successor Portfolio (it being understood that AMT Services as sole shareholder of the Successor Portfolio prior to the consummation of the reorganization, will vote for such ratification);

    	(g) The FFTW Fund shall have filed with the SEC a Registration Statement on Form N-14 complying in all material respects with the requirements of the 1933 Act, the Securities Exchange Act of 1934, the 1940 Act, and applicable rules and regulations thereunder, relating to a meeting of the shareholders of the Current Portfolio to be called to consider and act upon the transactions contemplated herein, and such Registration Statement shall have been declared effective. The AMT Fund agrees to provide the FFTW Fund with information applicable to the AMT Fund required under such Acts, rules and regulations for inclusion in the Registration Statement on Form N-14;

    	(h) All securities owned by the Current Portfolio at the time of the Closing will be owned by the Current Portfolio free and clear of any liens, claims, charges, options and encumbrances (except such liens, claims, charges, options and encumbrances as are permitted by the then current prospectus of the Current Portfolio), and none of such securities is or, after the reorganization as contemplated hereby, will be subject to any restrictions, legal or contractual, on the disposition thereof, including restrictions as to the public offering or sale thereof under the 1933 Act, as amended (except for such restrictions as are permitted by the then current prospectus of the Current Portfolio, which restrictions do not prohibit the transfer of such securities from the Current Portfolio to the Successor Portfolio), and all such securities are or will be readily marketable (except such securities which are not readily marketable and which the Current Portfolio is permitted to purchase by its then current prospectus); and

    	(i) The AMT Fund, on behalf of the Current Portfolio, shall have filed Articles of Transfer with the Maryland Department of Assessments and Taxation in accordance with Section 3-109 of the Maryland General Corporation Law and such Articles of Transfer shall have been accepted by such agency.

    	5. Amendment. This Agreement and Plan of Reorganization may be amended at any time by the mutual agreement of the AMT Fund and the FFTW Fund, notwithstanding approval thereof by the shareholders of the Current Portfolio, provided that no amendment shall have a material adverse effect on the interests of the shareholders of the Current Portfolio or the Successor Portfolio.

    	6. Termination. The AMT Fund and the FFTW Fund may by mutual consent terminate this Agreement and Plan of Reorganization and abandon the reorganization contemplated hereby, notwithstanding approval thereof by the shareholders of the Current Portfolio, at any time prior to the Closing, if circumstances should develop that, in their judgment, make proceeding with the Agreement inadvisable.

    	7. No Broker's or Finder's Fee. The AMT Fund and the FFTW Fund each represents that there is no person with whom it has dealt who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement and Plan of Reorganization.

    	8. No Survival of Representations, etc. The representations, warranties, covenants and agreements of the parties contained herein shall not survive the Closing Date, except for the provisions of Section 1(c).

    	9. Waiver. The AMT Fund or the FFTW Fund, after consultation with its counsel and by consent of its Board of Directors, Executive Committee or an officer authorized by such Board of Directors, may waive any condition to its obligations hereunder if in its judgment such waiver will not have a material adverse affect of the interests of its shareholders. If the transactions contemplated by this Agreement and Plan of Reorganization have not been substantially completed by April 29, 1997, the Agreement shall automatically terminate on that date unless a later date is agreed to by both the FFTW Fund and the AMT Fund.

    	10. Reliance. All covenants, agreements, representations and warranties made under this Agreement and Plan of Reorganization shall be deemed to have been material and relied upon by each of the parties notwithstanding any investigation made by such party or on its behalf.

    	11. Notices. All notices required or permitted under this Agreement and Plan of Reorganization shall be given in writing:

    	To the AMT Fund at:		         AMT Capital Fund, Inc.
                              					600 Fifth Avenue, 26th floor
                              					New York, NY 10020
                              					Attn: Carla E. Dearing, Assistant Treasurer

    	To the FFTW Fund at:	         FFTW Funds, Inc.
                              					200 Park Avenue
                              					New York, NY 10166
                              					Attn:  Stephen P. Casper, Treasurer

    	12. Expenses. Expenses of the reorganization including legal expenses will be borne by FFTW. Any expenses borne by FFTW will be solely and directly related to the Reorganization within the meaning of Revenue Ruling 73-54, 1973-1 C.B. 187.

    	13. Miscellaneous Provisions. This Agreement and Plan of Reorganization shall bind and inure to the benefit of the parties and their respective successors and assigns. It shall be governed by and carried out in accordance with the laws of the State of New York.

    	The name "AMT Capital Fund, Inc." is the designation of the Directors for the time being under the Articles of Incorporation dated August 3, 1993, and all persons dealing with the AMT Fund must look solely to the AMT Fund for the enforcement of any claim against the AMT Fund, as neither the Directors, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the AMT Fund.

    	The name "FFTW Funds, Inc." is the designation of the Directors for the time being under the Articles of Incorporation dated February 23, 1989, and all persons dealing with the FFTW Fund must look solely to the FFTW Fund for the enforcement of any claim against the FFTW Fund, as neither the Directors, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the FFTW Fund. No series of the FFTW Fund shall be liable for claims against any other series of the FFTW Fund.

    	IN WITNESS WHEREOF, the parties have hereunto caused this Agreement and Plan of Reorganization to be executed and delivered by their duly authorized officers as of the day and year first written above.


                                  					AMT CAPITAL FUND, INC. (on behalf
                                  					of the Money Market Portfolio)
Attest:  (Seal)

_________________________	             _______________________
By:  Alissa Fox			                     By: William E. Vastardis
                                 		 			Title: Treasurer



                                  					FFTW FUNDS, INC. (on behalf of the
                                  					Money Market Portfolio)
Attest:	 (Seal)

_________________________	             ________________________
By:  Eric P. Nachimovsky		             By: Stephen P. Casper
                                  					Title: Treasurer